

SunGard Annual Report /01 Strength, Reliability, Results

SunGard (NYSE:SDS) is a global leader in integrated IT solutions for financial services. SunGard is also the pioneer and leading provider of information availability services. With annual revenues of $2 billion, SunGard serves more than 20,000 clients in over 50 countries, including 47 of the world's 50 largest financial services companies.

Selected Financial Information

(in thousands, except per-share amounts)	1997	1998	1999	2000	2001
Income Statement Data (1) (2) (3)					
Revenues	$1,037,639	$1,312,248	$1,444,501	$1,660,708	$1,928,673
Income from operations	154,274	214,904	175,915	335,262	399,210
Net income before extraordinary items	92,902	127,308	100,531	212,972	246,055
Net income	92,902	130,382	111,201	212,972	246,055
Basic net income per share before extraordinary items	0.40	0.53	0.40	0.81	0.89
Diluted net income per share before extraordinary items	0.38	0.51	0.39	0.78	0.86
Basic net income per share	0.40	0.54	0.44	0.81	0.89
Diluted net income per share	0.38	0.52	0.43	0.78	0.86
Adjusted net income (4)	102,448	139,677	171,840	221,519	258,791
Adjusted diluted net income per share (4)	0.42	0.56	0.66	0.82	0.91
Balance Sheet Data					
Total assets	$ 973,405	$1,214,192	$1,564,762	$1,845,185	$2,898,158
Total short-term and long-term debt	32,058	27,158	13,272	13,847	458,631
Stockholders' equity	688,126	840,447	1,210,767	1,442,476	1,793,856

(1) Includes a charge for pro forma income taxes for periods prior to the March 1999 acquisition of Automated Securities Clearance, Ltd. See Note 1 of Notes to Consolidated Financial Statements.

(2) All per-share amounts are adjusted for the June 2001 two-for-one stock split. 1997 amounts also are adjusted for the September 1997 two-for-one stock split.

(3) 1997 includes charges for purchased in-process research and development and merger costs of $13,669 ($9,546 after tax; $0.04 per diluted share). 1998 includes merger and restructuring costs of $14,584 ($12,369 after tax; $0.05 per diluted share) and after-tax extraordinary gains resulting from the early retirement of debt of $3,074 ($0.01 per diluted share). 1999 includes merger costs of $99,184 ($71,309 pro forma after tax; $0.27 per diluted share) and extraordinary gains of $16,766 ($10,670 after tax; $0.04 per diluted share) resulting from the sale of two wholly owned healthcare information systems businesses and from the early retirement of debt. 2000 includes charges for purchased in-process research and development and merger costs of $13,177 ($8,547 after tax; $0.03 per diluted share). 2001 includes charges for the write-off of an investment, facility shut-down and severance costs related to the acquisition of the Comdisco, Inc. Availability Solutions business (CAS) and merger costs, which were offset in part by a break-up fee and a realized gain on short-term investments sold in connection with the funding of the CAS acquisition, totaling $17,670 ($12,736 after tax; or $0.04 per diluted share). See Notes 1 and 2 of Notes to Consolidated Financial Statements.

(4) Excludes all merger costs and one-time items described in footnote 3 above.

Revenues
in millions of dollars

Adjusted net income
in millions of dollars [1][4]

Adjusted diluted net income per share
in dollars [1][2][4]


1,929
1,661
1,445
1,312
1,038
97 98 99 00 01


259
222
172
140
102
97 98 99 00 01


.91
.82
.66
.56
.42
97 98 99 00 01



A Message to Our Stockholders

James L. Mann, Chairman and Chief Executive Officer

Cristóbal Conde, President and Chief Operating Officer

Our company grew solidly in 2001 despite an economic downturn and the events of September 11. SunGard is a global leader in integrated technology solutions and processing for the financial services industry. SunGard also is the pioneer and leading provider of information availability services. With a business model that stresses recurring revenue and a management team insistent upon precise execution and reliable operating results, SunGard achieved continued growth and increased competitiveness in 2001.

Revenue and earnings increases for the year continued an unbroken record of growth that dates to 1983, when SunGard became an independent company. In 2001 revenue reached $1.93 billion, an increase of 16 percent over 2000. Net income, excluding merger costs and other one-time items, increased to $258.8 million, a gain of 17 percent. Diluted earnings per share calculated on the same basis reached $0.91, an increase of 11 percent.

SunGard's common stock price, which traded at a record high in 2001 and ended the year near that price, reflects our ability to produce good results in a difficult environment. SunGard has been a reliable growth investment. The value of SunGard's common stock has grown at a compound annual rate of 22.5 percent from its initial public offering to the end of 2001.

September 11

Since SunGard is a leading supplier to the banking and securities industries and a provider of information availability services to financial institutions, the terrorist attacks on September 11 had a significant, direct effect on SunGard.

All of us at SunGard mourn the tragic loss of three fellow employees, as well as many friends and colleagues. We are proud that in the wake of this disaster our people performed with great skill and commitment. SunGard's availability services personnel responded to 121 declared emergencies, with all of our affected customers returning to normal operation. SunGard's investment support systems business assisted many customers, but experienced financial repercussions of its own as trading was halted, customer operations were disrupted and new information technology (IT) investment disappeared.

As a consequence of September 11, awareness of the need for information availability services is at an all-time high and has escalated to a board-level priority. Many organizations have learned that it is not sufficient simply to back up their data centers. Now, our customers will be compelled to protect their entire business process, ensuring that end users have access to workstations, networks and mission-critical systems in secure office environments. More of our customers will implement fully redundant, high-availability solutions using SunGard technology infrastructure and expertise.

Comdisco

Over the years, SunGard has employed a successful acquisition strategy to enhance growth and stockholder value. In November SunGard purchased the Availability Solutions business of Comdisco, Inc. for $850 million, our largest acquisition to date. The integration of these assets is proceeding well and according to plan. This transaction, which we expect to add to earnings per share in 2002, should provide SunGard's stockholders an outstanding return on the capital invested.

As the pioneer of the availability services business, originally called "disaster recovery," SunGard has long been an industry leader. With the Comdisco acquisition, SunGard has emerged even stronger, with the scale to improve cost efficiencies and the capacity to offer support in the face of the largest catastrophes. More importantly, as the only hardware-independent provider, SunGard can provide its customers with a valued alternative to the giant IT manufacturers with which SunGard competes.

The Comdisco assets complement SunGard's assets well. With this transaction, SunGard has gained an infusion of many outstanding people, impressive additions to its infrastructure, a greater presence in the financial hubs of New York and London, and new customers in important industries.

We already have eliminated many operating redundancies resulting from the acquisition, and we will manage our combined operations with the skill that we have demonstrated in the past. We believe that SunGard is unequalled in its ability to manage data centers and technology infrastructure efficiently and to provide the highest level of information availability services.

Reasons for Our Strength

SunGard systems are mission-critical for customers that trade, manage investments, process transactions and require business continuity regardless of the economy's health. Although information technology spending levels have contracted, even in a business downturn our customers implement SunGard systems in order to achieve the cost savings and operational efficiencies that are essential to their competitiveness. This helps to lessen the impact on SunGard from inevitable slowdowns in the economy.

At SunGard, we value recurring revenue, multi-year contracts and long-term partnerships with customers. Recurring revenue rose 22 percent in 2001 and now constitutes 89 percent of total revenue, up from 79 percent in 1998. SunGard's predictable revenue stream has enabled it to invest consistently between 10 and 12 percent of investment support systems revenue in new research and development.

In 2001 we benefited from a strategy to manage SunGard as a single company with one consistent brand. We now are organized to focus on solutions rather than individual products. Our sales force increased cross-selling and lead-referral opportunities. Our global account-management program deepened relationships with top customers. An increasing number of financial services institutions are seeking to buy rather than build IT solutions and to consolidate their work with a few strong, reliable partners, thereby reducing the number of their vendor relationships. These trends favor SunGard.

SunGard's success in 2001 reflects prudent, focused management at every level of the company. We always have placed a high priority on achieving predictable earnings results. When a slowdown in the economy became apparent early in 2001, we scaled back budgeted spending in anticipation of a drop in IT spending. Our ability to react quickly has allowed us to achieve continuous, solid growth.

Our People and Our Outlook

The past year underscores the value of SunGard's people. Faced with exceptional adversity and opportunity, they demonstrated their dedication and capabilities, once again earning our respect and gratitude. As we move forward, we do so with the vision of a company that will continue to offer its people meaningful challenges, opportunities for growth, and rewards for innovation and achievement. Through these efforts, we will continue to attract and retain outstanding individuals who perform at the highest levels.

2001 was marked by some changes to our management team and board of directors. Phil Dowd, a key executive who retired at the end of the year, has exemplified the qualities that distinguish SunGard's people. From his role as a founder of one of SunGard's first acquired companies, to his latest efforts behind the SunGard Transaction Network initiative, Phil has epitomized the SunGard way of doing business.

During the year we added two new directors, Ric Duques, chairman of First Data Corporation, and Ramon de Oliveira, former head of Investment Management and Private Banking for J.P. Morgan Chase & Co. and now managing partner of Logan Pass Partners, LLC. Both are experienced, capable operating executives who are familiar with our industry and bring valuable insight. Two of our longtime directors, Mike Roth and Larry Schoenberg, are retiring from SunGard's board and will not stand for re-election at the 2002 annual meeting. We are grateful to each of them for his dedicated service and significant contributions to our success.

In 2001 we were tested to the extremes. Our culture and history of strategic prudence, management precision and operational excellence helped us to grow in the face of these challenges. Over the past year, we demonstrated consistently our reliability, strength and focus on results.

As we look to the year ahead, SunGard's people are just one source of justified confidence. We have a sound business strategy ready to capitalize on a unique, favorable industry position. The entire SunGard organization remains focused on its primary objective — to build value for our stockholders. Given our strengths and the opportunities at hand, we expect to continue achieving reliable growth results. The outlook for our company is indeed bright.

James L. Mann
Chairman and Chief Executive Officer

Cristóbal Conde
President and Chief Operating Officer

March 5, 2002





Strength, Reliability, Results



An Unmatched Capability

SunGard's products and services provide its customers with an unmatched capability. In the financial services industry, SunGard's investment support systems are ubiquitous. SunGard provides solutions that meet the complete range of investment management needs faced by more than 15,000 financial services organizations, banks, brokerages, market makers, exchanges, portfolio managers, mutual fund administrators and corporate treasuries.

Nearly all of these products are among the leading solutions in their respective niches. Together, they represent an industry position that is unequalled. More than $15 trillion in assets are managed on SunGard systems and more than 70 percent of Nasdaq trade orders and 3 million transactions flow daily through SunGard systems. More than 50 million fund and benefit plan holders' assets are administered on SunGard systems. SunGard counts 47 of the world's 50 largest financial institutions as customers.

In information availability services, SunGard's presence is equally impressive, especially after the recent acquisition of Comdisco's Availability Solutions business. SunGard's availability services business is platform-independent and



backed by the world's most extensive and secure network of data centers and communication facilities dedicated to business continuity. This infrastructure includes 60 facilities with 2.5 million square feet of space and 14,000 end-user recovery positions in North America and Europe. SunGard has simulated over 90,000 customer recoveries and has achieved an unprecedented record of success, with over 1,000 actual recoveries to date.

The individual strengths of SunGard's investment support systems and availability services businesses are impressive. Combined, the breadth of SunGard's solutions and its extensive technology infrastructure truly set SunGard apart, providing unique advantages. Customers can choose to run SunGard's investment support systems in their own data centers or outsource the processing of those systems to SunGard. Customers can harden these systems by backing them up with SunGard's availability services, knowing that in the event of a disaster they can make one call to a single vendor.

Strategic Focus

SunGard sees itself positioned well for growth despite the weakness of near-term economic conditions. As financial services institutions continue to dedicate enormous resources to





information technology, SunGard continues to earn an increasing share of their investment. In a world where each day the complexity of financial products grows and the dependence on information availability increases, SunGard stands squarely at the intersection of these industry trends. SunGard's customers require straight-through-processing solutions and availability services, and no other vendor is better prepared to deliver both than SunGard.

The most powerful force driving SunGard's efforts is its customers' need for integration, within and between financial services institutions. The goal of integration is to achieve straight-through processing — the electronic linking of systems that handle transactions from the time of initiation through final confirmation. This avoids manual intervention, reduces errors and increases efficiency. Over the years, most financial services institutions have acquired systems one at a time, ending up with incompatible solutions patched together through point-to-point interfaces or manual processes. This is inefficient and prone to error. Furthermore, the disruptions caused by September 11 serve as a stark reminder of the vulnerability of manual and paper-based processing.





About 70 percent of most IT budgets are allocated to making these incompatible systems work together. Maintaining these systems is costly, and adapting them to new market conditions, regulatory requirements or business processes is daunting. As the foremost provider of straight-through-processing solutions, SunGard is helping its customers achieve accelerated processing cycles, reduced operational risk, and greater dependability and scalability of their systems infrastructure.

As financial services institutions continue to seek cost efficiencies in a fiercely competitive industry, SunGard's integrated multiproduct systems offer customers the opportunity to realize substantial savings in time and resources, enabling them to bring new products to market faster.

Since so many financial organizations employ SunGard systems together with its infrastructure, SunGard has realized the even more ambitious objective of integration between institutions. This form of integration is represented by the SunGard Transaction Network (STN), a network that links SunGard customers on both the buy-side and sell-side of the financial markets. It is a new kind of opportunity made possible by the scope and reach of SunGard's software solutions and availability services.





The fact that SunGard offers a set of integrated solutions that meets the requirements of each major segment of the securities industry — solutions not in the planning stage or beta testing, but fully operational — offers a compelling advantage. By choosing SunGard products, customers not only achieve improved performance and savings, but also eliminate work in the category that has come to dominate most IT budgets — developing and maintaining interfaces between incompatible systems.

SunGard offers customers certainty — systems and solutions that deliver when planned, project costs that won't multiply and solutions that reflect solid judgment and expertise. Organizations must continue to invest in information technology. SunGard's skills and strengths make it a powerful choice.

Availability Services

Among its many consequences, September 11 taught the business world a new definition of disaster and brought a new understanding of its potential losses. For many companies, it revealed critical shortcomings in business continuity planning. Firms that have multimillion dollar systems in place to back up data centers learned that these centers could be recovered fully, but were useless without





workstations, a functioning network and workplace access for employees.

Instantly, availability planning was elevated to priority status. Once considered a routine technical task that was the responsibility of IT or data-center managers, availability planning has gained worldwide attention and has become an issue for the highest levels of management. In the past, business continuity plans may have taken into account terrorist acts, but they never contemplated acts intended to trigger a cataclysmic event. An interruption to operations that could threaten the workings of an entire industry had never been thought possible.

For SunGard, the attacks ultimately did not prove a threat to business continuity. The capacity of SunGard's infrastructure was not challenged. What SunGard's customers needed most was end-user recovery — access to space, desks, PCs, phones, network and telecommunications for their displaced staff.

SunGard advises customers to consider this complete range of services as it develops business continuity solutions for them. These solutions, once thought of as disaster recovery, have evolved into a more comprehensive approach — engineered availability. Rather than thinking in terms of event-driven contingencies





— to react and recover — SunGard now focuses on built-in resilience and seamless continuity. In some mission-critical systems, this goal is achieved by an approach called data mirroring. As an example, every transaction on a securities exchange can take place simultaneously on both the customer's computer and SunGard's computer. If the customer's system fails, SunGard's back-up facility is online, with no need to pull data from an archive.

Of course, investment in this level of availability does not make sense for every application. In practice, the solutions that SunGard provides fall along a continuum, with instant availability at one end and a 48-hour recovery window at the other. In between lies a range of options appropriate for the particular needs of any organization.

SunGard helps customers choose among and combine these many options in developing availability plans with optimal efficiency. This starts with a business impact analysis to identify and plan against potential points of failure. As organizations are forced to think more broadly about the threats they face, and as the solutions available become more sophisticated, SunGard's expertise makes it a more reliable choice than in-house options.



In every way, SunGard's capability in business continuity expanded this year with the acquisition of Comdisco's Availability Solutions business. Infrastructure, geographic reach and the pool of expertise all grew dramatically, as did the set of industry-specific services. For instance, SunGard now has a complete work-group recovery offering for the trading rooms of financial institutions. These backup trading rooms are equipped with workstations, market-data feeds and other specialized network services required to support modern trading rooms.

As awareness of effective availability planning rises to an unprecedented level, SunGard is ready with unequalled capability and capacity. SunGard and its products and services are strong, reliable and well positioned for industry leadership.

Recurring Revenue, Enduring Strength

SunGard's principal strength is its reliability, and dependability is central to its corporate culture. Organizations choose SunGard as a reliable partner that they know will support them and their systems over the long term. They can look to the more than 20,000 customers world-





wide that rely daily on SunGard systems and SunGard's unprecedented record of successful recoveries from operational disruption.

SunGard's strong record of performance, a 15-year history of consistent profitability and growth, rests on a foundation of financial stability. The high percentage of SunGard's revenues generated on a recurring basis is especially important. SunGard counts revenue from processing and transaction volumes, professional services consulting and maintenance fees as recurring revenue. These sources of revenue, which can experience fluctuations in demand, have grown over the years. SunGard's effort to shift away from one-time license fees toward multiyear, recurring payments has helped increase this percentage, which currently stands at 89 percent.

Recurring payments not only make SunGard's revenue stream more predictable, but also offer an advantage at the point of sale. Customers can avoid large up-front investments, which are particularly difficult under tight budget constraints, as well as the risks inherent in a rapidly evolving technology environment. By paying as they go and contracting for delivery on an ASP model, organizations can keep their options open and their costs down.





This high rate of recurring revenue is a key factor contributing to SunGard's financial strength and reliability. It allows SunGard to make long-term, continuous investments in research and development.

SunGard also draws strength from its large installed customer base. SunGard's customers include many of the most well-established, best-funded organizations in the world, though no single customer represents more than 3 percent of SunGard's total revenue. Strength also comes from the vital role that SunGard products play in its customers' operations, efforts to remain competitive and plans for business continuity.

With its team of dedicated employees, SunGard has capitalized on its industry position and recurring-revenue business model through consistent operational excellence. Each of these elements remains solidly in place as SunGard moves forward. They are the source of SunGard's strength, reliability and results.


SUNGARD 2001 / p.22

Principal Businesses

Investment Support Systems

SunGard Asset Management Systems
Birmingham, Alabama
(205) 437-7500

SunGard Business Integration
New York, New York
(212) 977-7366

SunGard Employee Benefit Systems
Birmingham, Alabama
(205) 437-7500

SunGard eProcess Intelligence
Livingston, New Jersey
(973) 994-2390

SunGard Financial Networks
Hinsdale, Illinois
(630) 920-3100

SunGard Futures Systems
Chicago, Illinois
(312) 577-6100

SunGard Global Execution Services
New York, New York
(212) 566-1600

SunGard Insurance Systems/FDP
Miami, Florida
(305) 858-8200

SunGard Insurance Systems
Atlanta, Georgia
(770) 587-6800

SunGard Investment Management Systems
Hinsdale, Illinois
(630) 920-3100

SunGard Investor Accounting Systems
Wayne, Pennsylvania
(610) 975-3000

SunGard Online Investment Systems
Salt Lake City, Utah
(801) 955-6100

SunGard Securities Finance
New York, New York
(212) 232-2390

SunGard Securities Processing
Bedford, Massachusetts
(781) 275-7444

SunGard Trading Systems
Jersey City, New Jersey
(201) 499-5900

SunGard Trading & Risk Systems
London, England
(44) 20-7337-6000

SunGard Treasury Systems
Calabasas, California
(818) 223-2300

SunGard Wealth Management Services
Wichita, Kansas
(316) 609-7800

Availability Services

SunGard Availability Services
Wayne, Pennsylvania
(610) 341-8700

Other

SunGard Public Sector & Nonprofit Systems
Chico, California
(530) 891-5281

Financial Section

Quarterly Financial Information (Unaudited)

(in thousands, except per-share amounts)	first quarter	second quarter	third quarter	fourth quarter
2001 (1) (3)				
Revenues	$440,815	$462,171	$463,270	$562,417
Income before income taxes	91,550	108,193	102,548	108,181
Net income	53,954	64,280	62,247	65,574
Diluted net income per common share	0.19	0.22	0.22	0.23
2000 (2) (3)				
Revenues	$384,665	$401,096	$413,209	$461,738
Income before income taxes	70,268	89,458	92,221	104,819
Net income	41,521	53,675	55,332	62,444
Diluted net income per common share	0.15	0.20	0.20	0.23

(1) Includes merger costs and other one-time items of $1,829 and $15,841 during the second and fourth quarters, respectively ($2,709 and $10,027 after tax; or $0.01 and $0.03 per diluted share, respectively). See Notes 1 and 2 of Notes to Consolidated Financial Statements.

(2) Includes merger costs and purchased in-process research and development of $1,600, $1,156, $5,206 and $5,215 during the first, second, third and fourth quarters, respectively ($1,600, $693, $3,124 and $3,130 after tax; or less than $0.01 per diluted share during the first and second quarters and $0.01 per diluted share during the third and fourth quarters, respectively). See Note 2 of Notes to Consolidated Financial Statements.

(3) All per-share amounts are adjusted for the June 2001 two-for-one stock split.

Stock Information

The common stock of SunGard Data Systems Inc. (the Company) is listed on the New York Stock Exchange under the symbol SDS. At March 5, 2002, the Company had approximately 6,600 stockholders of record. No dividends have ever been paid on the Company's common stock. The Company's policy is to retain earnings for use in its business.

The accompanying table indicates high and low sales prices per share of the Company's common stock, as reported on the New York Stock Exchange. All prices reflect the Company's June 2001 two-for-one stock split.

Calendar Year 2001		
First Quarter	$30.07	$21.41
Second Quarter	32.25	22.75
Third Quarter	32.49	21.61
Fourth Quarter	29.70	20.00
Calendar Year 2000		
First Quarter	$20.00	$11.50
Second Quarter	19.25	14.91
Third Quarter	22.34	13.25
Fourth Quarter	26.38	20.16

The closing price of the Company's common stock on March 5, 2002, as reported on the New York Stock Exchange, was $34.65 per share.

Statements about the outlook of SunGard Data Systems Inc. (the Company) and all other statements in this Annual Report other than historical facts are forward-looking statements. Since these statements are subject to risks and uncertainties and are subject to change at any time, actual results could differ materially from expected results. Forward-looking statements include information about possible or assumed future financial results of the Company and usually contain words such as "believes," "intends," "expects," "anticipates," or similar expressions. The Company derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While the Company believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, such as: the effect of general economic and market conditions on processing levels and software and services buying decisions; the ramifications of the events of September 11, 2001; the timing and magnitude of software sales; the timing and scope of technological advances; the integration and performance of acquired businesses, including the Comdisco, Inc. Availability Solutions business (CAS) acquired on November 15, 2001; the prospects for future acquisitions; the ability to attract and retain customers and key personnel; and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2001, a copy of which may be obtained from the Company without charge.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the accompanying consolidated financial statements and related notes. In preparing these financial statements, the application of the Company's significant accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, future events could cause actual results to differ from those estimates. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's significant accounting policies.

During 2001, 2000 and 1999, the Company recorded merger costs and other one-time items, and, on March 31, 1999, the Company sold two wholly owned healthcare information systems (HIS) businesses, resulting in an extraordinary gain. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

On May 11, 2001, the Company's board of directors authorized a two-for-one stock split of the Company's common stock. Stockholders of record as of the close of business on May 25, 2001 received one additional share of SunGard stock for every share held on that date. The effective date for the stock split was June 18, 2001. All per-share data for periods prior to the stock split have been adjusted to reflect the stock split.

MARKET RISK

The Company has not recently used derivative financial instruments to manage risk exposures or for trading or speculative purposes. The Company invests available cash in short-term, highly liquid financial instruments, with a substantial portion of such investments having initial maturities of three months or less, and, in connection with the acquisition of CAS, the Company has borrowed cash under the terms of its variable-rate credit facility. While changes in interest rates could decrease the Company's interest income or increase its interest expense, the Company does not believe that it has a material exposure to changes in interest rates. Based on the Company's current borrowings under its credit facility of $350.0 million, a 1% change in the Company's borrowing rate would increase annual interest expense related to the credit facility by $3.5 million.

While approximately 20% of the Company's revenues comes from sales to customers located outside of the United States, approximately one-half of those revenues are U.S. dollar-denominated sales by U.S.-based operations. For the Company's foreign operations, the Company generally matches local currency revenues with local currency costs. For these reasons, the Company does not believe that it has a material exposure to changes in foreign currency exchange rates.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain amounts included in the Company's Consolidated Statements of Income, the relative percentage that those amounts represent to consolidated revenues (unless otherwise indicated), and the percentage change in those amounts from period to period. This information should be read along with the Consolidated Financial Statements and Notes thereto. Effective January 1, 2002, a re-alignment of management responsibilities caused a change in segment reporting. A group of businesses that provide general ledger and administration software systems and services to the public sector, including state and local governments, colleges, universities and school districts, which previously was reported as a part of the investment support systems (ISS) segment, is now included in other businesses. This change in segment reporting has been reflected for all periods presented.

	year ended December 31, (in millions)			percent of revenue[1] year ended December 31,			percent increase (decrease)[1]	
	2001	2000	1999	2001	2000	1999	2001 vs.2000	2000 vs.1999
Revenues								
Investment support systems	$1,298.8	$1,154.1	$ 991.1	67%	69%	69%	13%	16%
Availability services	521.3	410.8	357.9	27	25	25	27	15
Other businesses	108.6	95.8	95.5	6	6	6	13	—
	$1,928.7	$1,660.7	$1,444.5	100%	100%	100%	16	15
Costs and Expenses								
Cost of sales and direct operating	$ 770.7	$ 654.6	$ 605.0	40%	40%	42%	18%	8%
Sales, marketing and administration	403.3	364.3	310.8	21	22	22	11	17
Product development	172.4	147.3	131.5	9	9	9	17	12
Depreciation and amortization	109.0	88.7	76.9	6	5	5	23	15
Amortization of acquisition-related intangible assets	66.9	57.3	45.2	3	3	3	17	27
Merger costs	7.2	13.2	99.2	—	1	7	—	—
	$1,529.5	$1,325.4	$1,268.6	79%	80%	88%	15	4
Operating Income								
Investment support systems[2]	$ 272.6	$ 238.1	$ 183.5	21%	21%	19%	15%	30%
Availability services[2]	147.5	117.7	94.4	28	29	26	25	25
Other businesses[2]	20.4	15.6	11.3	19	16	12	30	38
Corporate administration	(34.1)	(22.9)	(14.1)	(2)	(1)	(1)	49	63
	406.4	348.5	275.1	21	21	19	17	27
Merger costs	(7.2)	(13.2)	(99.2)	—	(1)	(7)	—	—
	$ 399.2	$ 335.3	$ 175.9	21	20	12	19	91

(1) All percentages are calculated using actual amounts rounded to the nearest $1,000.

(2) Percent of revenues is calculated as a percent of investment support systems revenues, availability services revenues and revenues from other businesses, respectively.

INCOME FROM OPERATIONS

The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company expects that the consolidation trend in the financial services industry will continue, but it is unable to predict what effect, if any, this trend may have on the Company.

Certain ISS businesses derive a significant portion of revenues from software sales. Since there are inherent difficulties in predicting the timing and magnitude of software sales, there is the potential for fluctuations in quarterly revenues and income.

ISS is comprised of groups of related businesses that sell software and related services to the financial services industry. SunGard Availability Services (SAS) provides high-availability infrastructure for business continuity, enabling customers to have around-the-clock access to business-critical information, and also provides Web-hosting and co-location services, outsourcing and remote-access computer services. Historically, these businesses in the aggregate have usually met or exceeded expectations. During 2001, overall results did not meet expectations due primarily to the deterioration in the economy throughout the year and the disruption of normal business patterns caused by the events of September 11, which led to delays in closing software sales and to lost processing revenue, especially when the U.S. financial markets were closed. During 2000, overall results met expectations due to strong growth in brokerage and execution systems and SAS, despite a decline in the results of risk and derivatives systems. During 1999, overall results were below expectations due primarily to a 36% decrease in revenues from license and resale fees in four risk and derivatives systems businesses. The Company believes that much of the decrease in 1999 was due to a slowdown in new system purchases by both large and medium-size financial institutions that resulted from the industry's focus on Y2K testing and preparation.

The Company expects that the full-year 2002 operating margin will be somewhat higher than the full-year 2001 operating margin before merger costs and one-time items in both years and before the effect of recent accounting pronouncements (see Effect of Recent Accounting Pronouncements below). The most important factors affecting the operating margin are: the effect of general economic and market conditions on processing levels and software and services buying decisions; the ramifications of the events of September 11; the timing and magnitude of software license sales; the operating margins of recently acquired businesses (including CAS); the rate and value of new contract signings and renewals; the level of product development spending; and the timing and magnitude of equipment and facilities expenditures.

Investment Support Systems (ISS)

The ISS operating margin is 21% in 2001, compared with 21% in 2000 and 19% in 1999. The 2001 margin stayed the same due primarily to increases in recurring revenues with relatively low incremental costs in asset management systems and brokerage and execution systems, cost controls in 2001 and the full-year effect of cost reductions in 2000, all of which is net of a $45.1 million decline in software license and resale fees. The increase in the margin in 2000 is due primarily to an increase in revenues in brokerage and execution systems and cost reductions in risk and derivatives systems and investor accounting systems.

The most important factors affecting the ISS operating margin are the impact of general economic and market conditions on processing levels and software and services buying decisions, the timing and magnitude of software license sales, the operating margins of recently acquired businesses and the level of product development spending.

SunGard Availability Services (SAS)

The SAS operating margin is 28% in 2001, compared with 29% in 2000 and 26% in 1999. The lower margin in 2001 is due primarily to the initial effect of the significantly lower margin of CAS and higher costs resulting from expansion of the Company's Web-hosting and co-location services facility, which are net of increases in

ISS Income from Operations
in millions of dollars



273
238
184
99
00
01

SAS Income from Operations
in millions of dollars



148
118
94
99
00
01

revenues with relatively low incremental costs, approximately $5.0 million of nonrecurring disaster-related fees resulting from the events of September 11 and the timing of equipment upgrades. The increase in the margin in 2000 is due primarily to increases in revenues, lower incremental costs for equipment upgrades and lower compensation expense due to the absence of severance costs incurred in 1999.

The most important factors affecting the SAS operating margin are the rate of integration of CAS, the rate and value of new contract signings and renewals, the timing and magnitude of equipment and facilities expenditures and the benefit derived from the general industry trend of lower per-unit costs for technology. Compared to the Company's historical SAS customer base, the acquired CAS customer base has a greater concentration of revenue in a smaller number of accounts and a shorter average remaining contract term. Consequently, the amount and percentage of annual SAS revenue that is subject to renewal has significantly increased.

REVENUES

Total revenues increased $268.0 million and $216.2 million in 2001 and 2000, respectively. Excluding acquired businesses, total revenues increased approximately 7% in 2001 and 10% in 2000. During 2001, revenue growth declined from approximately 12% during the first quarter to approximately 3% during the fourth quarter due primarily to the economic slowdown and the disruption of normal business patterns caused by the events of September 11. The higher revenue growth rate in 2000 is due primarily to an increase in revenues in brokerage and execution systems and SAS and to the addition of revenues from acquired businesses, and is net of a decline in revenues from risk and derivatives systems. The Company expects that the rate of revenue growth, excluding revenues from recently acquired businesses, will be less than 10% for the full-year 2002.

Recurring revenues, defined as revenues from processing services, availability services, professional services, software maintenance, software support, and software and hardware rentals, increased 22% in 2001 and 16% in both 2000 and 1999, to $1.7 billion, $1.4 billion and $1.2 billion, respectively, representing 89%, 84% and 83% of total revenues, respectively. The increase in 2001 is due primarily to revenues from acquired businesses, including $60.4 million from CAS, and increases in revenues from asset management systems and brokerage and execution systems. The increase in 2000 recurring revenues is due primarily to increases in revenues from brokerage and execution systems and SAS.

Professional services revenues are $339.2 million in 2001, compared to $282.5 million and $268.6 million in 2000 and 1999, respectively. The increases are due primarily to the addition of professional services revenues from acquired businesses, an increase in professional services revenues from brokerage and execution systems

Recurring Revenue
as a percentage of total revenue


89
84
83
99
00
01

ISS Revenue
in millions of dollars


1,299
1,154
991
99
00
01

and, in 2001, the completion of a large investor accounting system conversion, and are net of the effect of lower professional services revenues in risk and derivatives systems. In 2000, the increases are net of lower professional services resulting from completion of large investor accounting system conversions.

Nonrecurring revenues, defined as revenues from software licenses and resales of third-party software and hardware, are $214.1 million, $259.6 million and $239.1 million in 2001, 2000 and 1999, respectively. This includes software license revenues of $182.5 million, $228.9 million and $208.2 million in 2001, 2000 and 1999, respectively. The lower software license revenues in 2001 are due primarily to the economic slowdown and the disruption of normal business patterns caused by the events of September 11. The higher software license revenues in 2000 are due primarily to acquired businesses, and are net of a decline in risk and derivatives systems software license sales.

Investment Support Systems

ISS revenues increased $144.7 million, or 13%, and $163.0 million, or 16%, in 2001 and 2000, respectively. Excluding acquired businesses, ISS revenues increased approximately 5% in 2001 and 10% in 2000. The lower rate of revenue growth during 2001 is due primarily to the economic slowdown and the disruption of normal business patterns caused by the events of September 11.

In 2001, recurring ISS revenues increased $189.8 million, or 20%, while nonrecurring ISS revenues decreased $45.1 million, or 20%. The increase in recurring ISS revenues is due primarily to acquired businesses and growth in asset management systems and brokerage and execution systems. These increases are partially offset by lower recurring revenues from risk and derivatives systems, excluding acquired businesses. The decrease in nonrecurring revenues is due to lower software license revenues in most of the Company's ISS businesses.

In 2000, recurring ISS revenues increased $137.6 million, or 17%, while nonrecurring ISS revenues increased $25.4 million, or 13%. The increase in recurring ISS revenues is due primarily to strong growth in brokerage and execution systems and to acquired businesses. These increases are partially offset by lower recurring revenues from risk and derivatives systems and lower professional services revenues from investor accounting systems. The increase in nonrecurring revenues is due primarily to revenues from acquired businesses.

SAS Revenue
in millions of dollars


521
411
358
99
00
01

SunGard Availability Services

SAS revenues increased $110.5 million, or 27%, and $52.9 million, or 15%, in 2001 and 2000, respectively. The 2001 increase is due to $60.4 million of revenues resulting from the acquisition of CAS, new contract signings and renewals, and continued growth in demand for midrange platforms, network services and work-group recovery. SAS revenues in 2001 include approximately $6.0 million of nonrecurring disaster-related fees resulting from the events of September 11, of which $5.0 million is from SAS clients acquired from CAS. The 2000 increase is due to new contract signings and renewals, continued growth in demand for midrange platforms, network services and work-group recovery, and increases in professional services. Excluding acquired businesses, SAS revenues increased approximately 12% in 2001 and 15% in 2000.

The CAS acquisition approximately doubles the size of the SAS business, providing the Company with significant additional expertise, resources and geographic coverage, including state-of-the-art facilities in the New York City region that have a strong focus in the financial services industry, as well as additional business continuity operations in other areas throughout North America, the United Kingdom and France. The integration of the CAS operations is well underway. Approximately 350 positions, or about 15% of the combined SAS workforce, have been eliminated, and approximately eighteen SAS facilities are targeted to be closed during 2002 (see Note 2 of Notes to Consolidated Financial Statements). As a result of the CAS acquisition, full-year SAS revenues are expected to increase to approximately 40% of total revenues in 2002.

Other Businesses

The Company's remaining businesses provide general ledger and administration software systems to the public sector, work-flow management systems to healthcare insurance organizations and an automated mailing service. Revenues from these businesses increased $12.8 million, or 13%, in 2001, and $0.3 million, or less than 1%, in 2000. Excluding acquired businesses, revenues increased $9.7 million, or 10%, in 2001, and, excluding the 1999 sale of the HIS businesses, 2000 revenues decreased less than 1%. The increase in 2001 is due to an increase in recurring revenues, offset in part by a $2.0 million decline in software license and resale fees.

COSTS AND EXPENSES

Cost of sales and direct operating expenses increased $116.1 million, or 18%, and $49.6 million, or 8%, in 2001 and 2000, respectively. The 2001 increase is due primarily to acquired businesses, growth from asset management systems and equipment additions. The 2000 increase is due primarily to growth from brokerage and execution systems, acquired businesses, equipment additions, and SAS facilities improvements and expansion, and is net of the impact of cost reductions in risk and derivatives systems and investor accounting systems.

Sales, marketing and administration expenses increased $38.9 million, or 11%, and $53.5 million, or 17%, in 2001 and 2000, respectively. The 2001 increase is due primarily to acquired businesses, and is net of the impact of cost reductions in risk and derivatives and investor accounting systems. The 2000 increase is due to acquired businesses and to the global account management and corporate marketing programs, and is net of the impact of cost reductions in risk and derivatives systems and investor accounting systems.

Product development expenses increased $25.1 million, or 17%, and $15.8 million, or 12%, in 2001 and 2000, respectively. The increases are due primarily to acquired businesses and ISS development initiatives, which include connectivity between certain ISS systems. Gross development costs capitalized are $11.5 million, $10.2 million and $4.8 million in 2001, 2000 and 1999, respectively. Amortization of previously capitalized development costs, included in depreciation and amortization, are $6.3 million in both 2001 and 2000 and $5.2 million in 1999, resulting in net capitalized development costs of $5.2 million, $3.9 million and ($0.4) million in 2001, 2000 and 1999, respectively.

Depreciation and amortization increased $20.3 million, or 23%, and $11.9 million, or 15%, in 2001 and 2000, respectively. The increases are due primarily to acquired businesses, including $10.3 million relating to the CAS acquisition, purchases of computer and telecommunications equipment, and in 2001 the expansion of the SAS Web-hosting and co-location services facility in Philadelphia.

Amortization of all acquisition-related intangible assets totaled $66.9 million, $57.3 million and $45.2 million in 2001, 2000 and 1999, respectively ($0.16, $0.14 and $0.12 per diluted share, respectively), increases of $9.6 million, or 17%, and $12.1 million, or 27%, in 2001 and 2000, respectively. Amortization of goodwill totaled $21.5 million, $16.9 million and $13.0 million in 2001, 2000 and 1999, respectively ($0.06, $0.05 and $0.04 per diluted share, respectively).

As explained in Note 2 of Notes to Consolidated Financial Statements, the Company recorded merger costs of $7.2 million, $13.2 million and $99.2 million in 2001, 2000 and 1999, respectively ($0.02, $0.03 and $0.27 per diluted share, respectively). During 2001, the Company also recorded an $11.9 million write-off of an investment due to a significant deterioration in its business and certain preferences recently granted to new investors. The Company also recorded extraordinary gains in 1999 of $10.7 million ($0.04 per diluted share — see Notes 1 and 2 of Notes to Consolidated Financial Statements).

Interest income increased $3.0 million and $6.9 million in 2001 and 2000, respectively. The increase in 2001 is due primarily to a $1.4 million gain on the sale of short-term investments, the proceeds of which were used to fund the acquisition of CAS, a $0.9 million gain on the sale of an investment in common stock that was acquired in connection with a 1999 acquisition, and higher average cash and short-term investment balances. These increases were partially offset by lower interest rates. The increase in 2000 is due primarily to higher interest rates and to higher average cash and short-term investment balances. Interest expense increased $1.4 million in 2001 and decreased $0.1 million in 2000. The increase in 2001 is due primarily to interest expense incurred in connection with borrowing $450.0 million for the acquisition of CAS.

The effective income tax rates are 40.1%, 40.3% and 59.6% in 2001, 2000 and 1999, respectively. The lower rate in 2001 is due primarily to the use of tax net operating losses carried forward to 2001. The decrease in the 2000 rate is due primarily to lower nondeductible merger costs. The high rate in 1999 is due to nondeductible merger costs, including a $71.5 million noncash charge related to the acquisition of Automated Securities Clearance, Ltd. (see Note 2 of Notes to Consolidated Financial Statements). Excluding these nondeductible costs, as well as the effect of the extraordinary gains in 1999, the 2001, 2000 and 1999 effective income tax rates would have been 39.6%, 40.1% and 40.5%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, cash and short-term investments are $396.3 million, a decrease of $39.7 million from December 31, 2000, after spending $879.6 million on acquired businesses and borrowing $450.0 million to acquire CAS. Cash flow from operations increased 46%, reaching $475.6 million in 2001. At December 31, 2001, the Company has $103.2 million of short-term debt and $355.5 million of long-term debt, while stockholders' equity exceeds $1.79 billion. The $450.0 million that the Company borrowed in connection with the CAS acquisition consists of $100.0 million of short-term debt that has been repaid in the first quarter of 2002 and $350.0 million of long-term debt that is payable in three years or earlier at the Company's option. The allowance for doubtful accounts is $37.0 million and $25.1 million at December 31, 2001 and 2000, respectively. The increase includes $7.4 million related to the acquisition of CAS.

At December 31, 2001, the Company's remaining commitments consist primarily of operating leases for computer equipment and facilities aggregating $396.0 million, of which $91.0 million will be paid in 2002. The Company expects that its existing cash resources and cash generated from operations for the foreseeable future will be sufficient to meet its operating requirements, debt repayments, contingent payments in connection with business acquisitions and ordinary capital spending needs. Furthermore, the Company has a revolving credit agreement under which $150.0 million is currently available for borrowing and believes that it has the capacity to secure additional credit or issue equity to finance additional capital needs.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards Number 141, "Business Combinations" (SFAS 141), eliminates the pooling-of-interests method of accounting for business acquisitions, effective July 1, 2001, and further addresses financial accounting and reporting for the purchase method of accounting for business acquisitions. This Statement, along with SFAS 142 described below, defines a new accounting model for business acquisitions. The pooling-of-interests method of accounting is eliminated, but goodwill is no longer required to be amortized and, instead, is subject to periodic recoverability tests. If goodwill is considered to be impaired, some or all of the goodwill is written off as a charge to operations. The Company does not believe that these new Statements will have a material effect on its ability to complete future acquisitions. The Company believes that no impairment of goodwill existed at December 31, 2001.

Statement of Financial Accounting Standards Number 142, "Goodwill and Other Intangible Assets" (SFAS 142), addresses, among other things, how goodwill and other intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS 142, as of January 1, 2002, goodwill is not amortized, but rather is tested at least annually for impairment. Identifiable intangible assets such as software and customer relationships with finite lives will continue to be amortized over their estimated useful lives. At December 31, 2001, the Company has $621.5 million of goodwill ($322.3 million of which is related to the CAS acquisition). During 2001, amortization of goodwill totaled $21.5 million ($0.06 per diluted share). The Company estimates that the cessation of goodwill amortization will have a favorable impact on 2002 diluted net income per share of approximately $0.05 (see Note 1 of Notes to Consolidated Financial Statements).

Effective January 1, 2002, the Company adopted Emerging Issues Task Force Number D-103, "Income Statement Characterization of Reimbursement Received for 'Out-of-Pocket' Expenses Incurred" (EITF D-103), which requires that the reimbursement received for out-of-pocket expenses be classified as revenues and not as cost reductions. Prior to the effective date of EITF D-103, the Company netted out-of-pocket reimbursements from customers with the applicable costs. These items include travel, meals, postage and certain telecommunication costs. The Company estimates that reimbursable costs totaled approximately $50.0 million in 2001. While the adoption of EITF D-103 will not have any impact on income from operations or net income, it will reduce operating margins since both revenues and costs will increase by the same amount.

Consolidated Statements of Income

(in thousands, except per-share amounts)	year ended December 31, 2001	2000	1999
Revenues:			
Services	$1,714,549	$1,401,081	$1,205,380
License and resale fees	214,124	259,627	239,121
	1,928,673	1,660,708	1,444,501
Costs and expenses:			
Cost of sales and direct operating	770,731	654,596	605,045
Sales, marketing and administration	403,252	364,334	310,830
Product development	172,425	147,277	131,482
Depreciation and amortization	108,972	88,708	76,843
Amortization of acquisition-related intangible assets	66,860	57,354	45,202
Merger costs	7,223	13,177	99,184
	1,529,463	1,325,446	1,268,586
Income from operations	399,210	335,262	175,915
Interest income	26,793	23,745	16,862
Interest expense	(3,641)	(2,241)	(2,321)
Loss on write-off of investment	(11,890)	—	—
Income before income taxes and extraordinary items	410,472	356,766	190,456
Income taxes	164,417	143,794	117,306
Income before extraordinary items	246,055	212,972	73,150
Extraordinary items, net of income taxes of $6,096	—	—	10,670
Net income	246,055	212,972	83,820
Pro forma income tax benefit related to acquired Subchapter S corporation	—	—	(27,381)
Pro forma net income	$ 246,055	$ 212,972	$ 111,201
Pro forma basic net income per common share:			
Before extraordinary items	$ 0.89	$ 0.81	$ 0.40
After extraordinary items	$ 0.89	$ 0.81	$ 0.44
Shares used to compute basic net income per common share	276,057	264,264	253,898
Pro forma diluted net income per common share:			
Before extraordinary items	$ 0.86	$ 0.78	$ 0.39
After extraordinary items	$ 0.86	$ 0.78	$ 0.43
Shares used to compute diluted net income per common share	285,112	271,404	260,390

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

(in thousands, except per-share amounts)	December 31, 2001	2000
Assets		
Current:		
Cash and equivalents	$ 396,320	$ 255,835
Short-term investments	—	180,234
Trade receivables, less allowance for doubtful accounts of $36,951 and $25,126	524,735	359,597
Earned but unbilled receivables	52,709	56,018
Prepaid expenses and other current assets	97,569	43,099
Deferred income taxes	46,871	16,959
Total current assets	1,118,204	911,742
Investment in common stock	—	9,114
Property and equipment, less accumulated depreciation of $453,464 and $377,268	544,538	208,580
Software products, less accumulated amortization of $220,453 and $179,980	140,459	150,290
Customer base, less accumulated amortization of $80,422 and $66,754	262,619	63,348
Goodwill, less accumulated amortization of $117,382 and $76,352	621,465	296,864
Other tangible and intangible assets, less accumulated amortization of $20,625 and $23,719	68,455	64,083
Deferred income taxes	142,418	141,164
	$2,898,158	$1,845,185
Liabilities and Stockholders' Equity		
Current:		
Short-term and current portion of long-term debt	$ 103,157	$ 5,908
Accounts payable	38,981	20,890
Accrued compensation and benefits	132,691	109,858
Other accrued expenses	98,777	58,963
Accrued income taxes	23,732	14,314
Deferred revenues	351,490	184,837
Total current liabilities	748,828	394,770
Long-term debt	355,474	7,939
Commitments and contingencies (see Note 13)		
Stockholders' equity:		
Preferred stock, par value $.01 per share; 5,000 shares authorized, of which 3,200 is designated as Series A Junior Participating Preferred Stock	—	—
Common stock, par value $.01 per share; 800,000 shares authorized; 281,422 and 133,654 shares issued	2,814	1,337
Capital in excess of par value	763,407	659,404
Restricted stock plans and notes receivable from common stock	(3,514)	(941)
Retained earnings	1,071,039	820,067
Accumulated other comprehensive loss	(25,179)	(22,680)
	1,808,567	1,457,187
Treasury stock, at cost, 650 and 325 shares	(14,711)	(14,711)
Total stockholders' equity	1,793,856	1,442,476
	$2,898,158	$1,845,185

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2001	year ended December 31, 2000	1999
Cash Flow From Operations			
Net income	$246,055	$212,972	$ 83,820
Reconciliation of net income to cash flow from operations:			
Depreciation and amortization	175,832	146,062	122,045
Loss on write-off of investment	11,890	—	—
Extraordinary gain, net of income taxes	—	—	(10,670)
Noncash compensation charge related to the ASC acquisition	—	—	71,459
Purchased in-process research and development	—	10,421	—
Other noncash charges (credits)	(12,913)	(9,784)	4,860
Deferred income tax provision (benefit)	(11,545)	10,292	(4,755)
Accounts receivable and other current assets	(51,878)	(67,107)	(15,451)
Accounts payable and accrued expenses	35,800	16,369	1,014
Deferred revenues	82,362	6,046	10,876
Cash flow from operations	475,603	325,271	263,198
Financing Activities			
Cash received from stock option and award plans	61,813	45,848	40,514
Cash received from borrowings, net of fees	451,586	25	4,856
Pre-acquisition cash distributions to shareholders of acquired corporations, net	—	—	(5,605)
Cash paid for treasury stock	—	(14,711)	—
Cash paid to repay debt	(24,770)	(9,318)	(26,445)
Total financing activities	488,629	21,844	13,320
Investment Activities			
Cash paid for acquired businesses, net of cash acquired	(879,593)	(172,244)	(96,763)
Cash paid for property and equipment	(102,103)	(98,881)	(95,829)
Cash paid for software and other assets	(39,412)	(31,821)	(16,489)
Cash paid for purchases of short-term investments	(183,433)	(170,598)	(93,018)
Cash received from sale of subsidiaries	—	—	25,000
Cash received from sale of investment in common stock	16,057	—	—
Cash received from sales and maturities of short-term investments	364,737	95,274	22,560
Total investment activities	(823,747)	(378,270)	(254,539)
Increase (decrease) in cash and equivalents	140,485	(31,155)	21,979
Beginning cash and equivalents	255,835	286,990	265,011
Ending cash and equivalents	$396,320	$255,835	$286,990

(in thousands)	year ended December 31, 2001	2000	1999
Supplemental Information			
Interest paid	$ 3,407	$ 1,959	$ 2,310
Income taxes paid	$133,195	$116,997	$114,872
Acquired businesses:			
Property and equipment	$326,718	$ 2,843	$ 3,142
Software products	6,303	56,582	41,676
Purchased in-process research and development	—	10,421	—
Customer base	213,193	11,353	11,177
Goodwill	347,483	102,767	64,113
Other tangible and intangible assets	15,823	22,602	7,577
Deferred income taxes	13,153	(1,069)	100,774
Purchase price obligations and debt assumed	(17,127)	(9,943)	(8,077)
Net current assets acquired (liabilities assumed)	(11,490)	(20,813)	619
Common stock issued and net equity acquired in poolings of interests	(14,463)	(2,499)	(124,238)
Cash paid for acquired businesses, net of cash acquired of $6,197, $1,055 and $3,029 in 2001, 2000 and 1999, respectively	$879,593	$172,244	$ 96,763

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity

(in thousands)	preferred stock number of shares	preferred stock par value	common stock number of shares	common stock par value
Balances, December 31, 1998	—	$ —	122,602	$1,226
Poolings of interests	—	—	1,837	18
Comprehensive income:				
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized gains on investments (net of income taxes of $12,060)	—	—	—	—
Total comprehensive income				
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Noncash expenses resulting from the ASC acquisition	—	—	—	—
Purchase of minority interests in consolidated subsidiaries	—	—	407	4
Pre-acquisition distributions	—	—	—	—
Shares issued under stock plans	—	—	3,659	37
Compensation expense and note repayments related to stock plans	—	—	—	—
Options earned under long-term incentive plan	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—
Balances, December 31, 1999	—	—	128,505	1,285
Pooling of interests	—	—	2,227	22
Comprehensive income:				
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized losses on investments (net of income taxes of $14,040)	—	—	—	—
Total comprehensive income				
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Purchase of common stock	—	—	—	—
Shares issued under stock plans	—	—	2,922	30
Compensation expense and note repayments related to stock plans	—	—	—	—
Options earned under long-term incentive plan	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—
Balances, December 31, 2000	—	—	133,654	1,337
Pooling of interests	—	—	4,138	41
Comprehensive income:				
Net income	—	—	—	—
Foreign currency translation	—	—	—	—
Unrealized gain on investments (net of income taxes of $1,980)	—	—	—	—
Total comprehensive income				
Two-for-one common stock split	—	—	139,407	1,394
Pre-acquisition distributions	—	—	—	—
Deferred income tax benefit resulting from the ASC acquisition	—	—	—	—
Shares issued under stock plans	—	—	4,223	42
Compensation expense and note repayments related to stock plans	—	—	—	—
Income tax benefit arising from employee stock options	—	—	—	—
Balances, December 31, 2001	—	$ —	281,422	$2,814

The accompanying notes are an integral part of these financial statements.

			accumulated other comprehensive income (loss)		treasury stock		
capital in excess of par value	restricted stock plans and notes receivable from common stock	retained earnings	foreign currency translation	unrealized gains (losses) on marketable securities	number of shares	cost	total
$316,922	$(3,129)	$ 536,523	$ (7,301)	$ 2	(641)	$ (3,796)	$ 840,447
3,434	—	(6,219)	—	—	641	3,796	1,029
—	—	83,820	—	—	—	—	
—	—	—	(4,364)	—	—	—	
—	—	—	—	22,396	—	—	
							101,852
103,004	—	—	—	—	—	—	103,004
74,990	—	—	—	—	—	—	74,990
23,512	—	—	—	—	—	—	23,516
—	—	(5,605)	—	—	—	—	(5,605)
39,986	(631)	—	—	—	—	—	39,392
—	1,992	—	—	—	—	—	1,992
11,043	—	—	—	—	—	—	11,043
19,107	—	—	—	—	—	—	19,107
591,998	(1,768)	608,519	(11,665)	22,398	—	—	1,210,767
4,376	—	(1,424)	(427)	—	—	—	2,547
—	—	212,972	—	—	—	—	
—	—	—	(6,912)	—	—	—	
—	—	—	—	(26,074)	—	—	
							179,986
805	—	—	—	—	—	—	805
—	—	—	—	—	(325)	(14,711)	(14,711)
45,604	—	—	—	—	—	—	45,634
—	827	—	—	—	—	—	827
4,472	—	—	—	—	—	—	4,472
12,149	—	—	—	—	—	—	12,149
659,404	(941)	820,067	(19,004)	(3,676)	(325)	(14,711)	1,442,476
9,315	—	5,107	—	—	—	—	14,463
—	—	246,055	—	—	—	—	
—	—	—	(6,175)	—	—	—	
—	—	—	—	3,676	—	—	
							243,556
(1,394)	—	—	—	—	(325)	—	—
—	—	(190)	—	—	—	—	(190)
8,449	—	—	—	—	—	—	8,449
66,039	(3,445)	—	—	—	—	—	62,636
—	872	—	—	—	—	—	872
21,594	—	—	—	—	—	—	21,594
$763,407	$(3,514)	$1,071,039	$(25,179)	$ —	(650)	$(14,711)	$1,793,856

1. Summary of Significant Accounting Policies

Basis of Presentation

SunGard Data Systems Inc. (the Company), through its subsidiaries, provides technology solutions, principally proprietary software and application services to the financial services industry, and high availability infrastructure for business continuity, which enables customers to have around-the-clock access to business-critical information, along with Web-hosting and co-location services, outsourcing and remote-access computer services. The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

During March 1999, the Company acquired Automated Securities Clearance, Ltd. (ASC) in an acquisition accounted for as a pooling of interests. ASC was a Subchapter S corporation before the Company acquired it; therefore, all income passed through directly to and substantially all income taxes were paid directly by the former shareholder of ASC. Net income and all net income per share amounts prior to the acquisition are presented on a pro forma basis since generally accepted accounting principles require the presentation of pro forma income tax expense for ASC as if ASC had been a Subchapter C corporation for all periods presented.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Future events could cause actual results to differ from those estimates.

The Company amortizes intangible assets, including software product costs, over periods that it believes approximate the related useful lives of those assets based upon estimated future operating results and cash flows of the underlying business operations. The Company closely monitors estimates of those lives. Those estimates could change due to numerous factors, including product demand, market conditions, technological developments, economic conditions and competitor activities.

Revenue Recognition

Revenues from services are recognized over the terms of the related contracts as the related services are provided. Revenues from license fees of proprietary products are generally recognized upon the signing of a contract and delivery of the product, as long as the fee is considered to be fixed or determinable and collection is probable.

Revenues from license fees of proprietary products that are paid for over an extended period of time or are bundled together with computer equipment and other post-delivery services, and for which significant technology or service risks exist, are recorded ratably over the contract period. Revenues from fixed-fee contracts requiring a significant amount of program modification or customization, installation, systems integration and/or related services are recognized based upon the estimated percentage of completion. Changes in estimated costs during the course of a contract are reflected in the period in which the facts become known.

Cash and Equivalents

Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less.

Short-term Investments

The Company classifies all of its short-term investments as available-for-sale securities. Short-term investments consist primarily of government agency bonds and notes and corporate obligations, which are stated at market value with unrealized gains and losses net of income taxes on such securities reflected in stockholders' equity as a component of other comprehensive income (loss). Realized gains and losses on short-term investments are included in interest income or interest expense and are derived using the specific-identification method for determining cost of securities. The fair values of investments are determined using quoted market prices.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash and short-term investments and accounts receivable. By policy, the Company places its temporary cash and short-term investments with institutions of high credit-quality and limits the amount of credit exposure to any one issuer. The Company sells a significant portion of its products and services to the financial services industry and could be affected directly by the overall condition of that industry. The Company believes that any credit risk associated with accounts receivable is substantially mitigated by a relatively large number of customer accounts and reasonably short collection terms. Accounts receivable is stated at estimated net realizable value, which approximates fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciation is provided on the straight-line method over the estimated useful lives of the related assets (two to eight years for equipment and ten to forty years for buildings and improvements). Leasehold improvements are amortized ratably over their remaining lease term or useful life, if shorter.

Foreign Currency Translation

The functional currency of each of the Company's foreign operations is the local currency of the country in which the operation is headquartered. All assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates during the period.

Increases and decreases in net assets resulting from foreign currency translation are reflected in stockholders' equity as a component of other comprehensive income (loss).

Investment in Common Stock

The investment in common stock consisted of 1.7 million shares of common stock (approximately 16.6%) of Tecnomatix Technologies Ltd. (Nasdaq:TCNO) that were acquired in connection with a 1999 acquisition and sold during 2001 resulting in a gain of $0.9 million, which is included in interest income.

Software Development and Product Costs

Product development costs are expensed as incurred and consist primarily of design and development costs of new products and significant enhancements to existing products incurred before the establishment of technological feasibility. Costs associated with purchased software, software obtained through business acquisitions and new products and enhancements to existing products that meet technological feasibility and recoverability tests are capitalized and amortized over the estimated useful lives of the related products, generally five to ten years, using the straight-line method or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization.

Gross development costs capitalized for new products and enhancements to existing products totaled $11.5 million, $10.2 million and $4.8 million in 2001, 2000 and 1999, respectively. Amortization of previously capitalized development costs, included in depreciation and amortization, are $6.3 million in both 2001 and 2000 and $5.2 million in 1999, resulting in net capitalized development costs of $5.2 million, $3.9 million and ($0.4) million in 2001, 2000 and 1999, respectively. Amortization of all software products aggregated $42.5 million, $37.5 million and $27.7 million in 2001, 2000 and 1999, respectively. In 2001 and 1999, the Company also recorded an expense of $1.6 million and $3.3 million, respectively, for the impairment of certain acquired software products.

Customer Base Intangible Assets

Customer base intangible assets represent customer contracts and relationships obtained as part of acquired businesses and are amortized using the straight-line method over their estimated useful lives, ranging from four to nineteen years.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets acquired. Prior to July 1, 2001, all goodwill was amortized using the straight-line method over periods ranging from five to thirty years. Statement of Financial Accounting Standards Number 142, "Goodwill and Other Intangible Assets" (SFAS 142), addresses, among other things, how goodwill and other identifiable intangible assets should be accounted for after they have been initially recorded in the financial statements. Under SFAS 142, goodwill recorded in connection with an acquisition completed between July 1, 2001 and December 31, 2001, including the Company's acquisition of the Comdisco, Inc. Availability Solutions business (CAS), is not amortized. Also, beginning January 1, 2002, all goodwill amortization ceases. Instead, the Company will, at least annually, review the recoverability of goodwill. In assessing recoverability, many factors are considered, including historical and forecasted operating results and cash flows of the acquired businesses, along with the operating segment for which the acquired businesses contribute to existing and related products, services and markets. After consideration of these factors, the Company determines whether or not there is an impairment to goodwill.

At December 31, 2001, the Company has $621.5 million of goodwill. The Company believes that no impairment of goodwill existed at December 31, 2001.

Adjusted net income and the effect of goodwill amortization on diluted net income per common share as if SFAS 142 had been in effect from the beginning of each of the years ended December 31 follows (in thousands):

	2001	2000	1999
Net income as reported	$246,055	$212,972	$111,201
Goodwill amortization	21,512	16,940	13,030
Income tax effect	(3,659)	(3,063)	(2,276)
Goodwill amortization, net of tax	17,853	13,877	10,754
Adjusted net income	$263,908	$226,849	$121,955
Diluted shares outstanding	285,112	271,404	260,390
Effect of goodwill amortization on diluted net income per common share	$ 0.06	$ 0.05	$ 0.04

Other Tangible and Intangible Assets

Other tangible and intangible assets consist primarily of noncompetition agreements obtained in business acquisitions, long-term accounts receivable, prepayments and long-term investments. Noncompetition agreements are amortized using the straight-line method over the term of such agreements, ranging from two to seven years. Long-term investments consist of four seats on the New York Stock Exchange that are used in the Company's investment support systems (ISS) segment and two minority-interest investments (less than 25%) in businesses that have an operational relationship with at least one of the Company's business units. In order to assess the recoverability of these investments, the Company regularly compares their operating plans and budgets with actual results and reviews investments made by unrelated third parties subsequent to the Company's investment. During the fourth quarter 2001, the Company wrote off its total investment of $11.9 million in a company that provides network services and information technology consulting services due to a significant deterioration in its business and certain preferences granted in the fourth quarter of 2001 to new third-party investors. The two remaining investments, totaling approximately $7.0 million, continue to operate in accordance with their business plans.

Income Taxes

The Company recognizes deferred income tax assets and liabilities based upon the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are calculated based on the difference between the financial and tax bases of assets and liabilities using the currently enacted income tax rates in effect during the years in which the differences are expected to reverse.

2. Acquisitions and Dispositions

Pooling-of-Interests Transactions

In 2001, the Company completed one acquisition in its ISS segment accounted for as a pooling of interests. A total of 8.3 million shares of common stock were issued in connection with this acquisition, and outstanding options to buy shares of the acquired company were converted into options to buy 1.3 million shares of the Company's common stock. Historical financial information has not been restated due to immateriality.

In 2000, the Company completed one acquisition in its ISS segment accounted for as a pooling of interests. A total of 4.4 million shares of common stock were issued in connection with this acquisition, and outstanding options to buy shares of the acquired company were converted into options to buy 0.6 million shares of the Company's common stock. Historical financial information has not been restated due to immateriality.

In 1999, the Company completed ten acquisitions in its ISS segment accounted for as poolings of interests. A total of 37.5 million shares of common stock were issued in connection with these acquisitions, and outstanding options to buy shares of the acquired companies were converted into options to buy 3.2 million shares of the Company's common stock. Five of these acquisitions required restatement of all historical financial information.

Purchase Transactions

During 2001, the Company completed four ISS acquisitions, one acquisition in the Company's availability services (SAS) segment and one acquisition included in other businesses that were accounted for as purchases. Total cash paid is $885.8 million, subject to certain adjustments. Goodwill recorded in connection with all of these acquisitions is $347.5 million.

On November 15, 2001, the Company acquired CAS for a cash payment of $852.3 million, subject to certain adjustments. The following unaudited pro forma combined results of operations is provided for illustrative purposes only and assumes that this acquisition had occurred as of the beginning of each of the periods presented. The following unaudited pro forma information (in thousands, except per-share amounts) should not be relied upon as necessarily being indicative of the historical results that would have been obtained if this acquisition had actually occurred during those periods, nor the results that may be obtained in the future.

	2001	2000
Revenues	$2,365,951	$2,139,394
Net income	240,239	233,110
Diluted net income per common share as reported	0.86	0.78
Pro forma diluted net income per common share	0.84	0.86

At December 31, 2001, the purchase-price allocation to the CAS assets acquired and liabilities assumed is preliminary. The amounts allocated to property and equipment ($311.1 million) are based on preliminary conclusions resulting from independent inventories and appraisals, and the amounts allocated to contracts and customer base ($206.0 million) are based on preliminary conclusions from independent appraisals, which include an analysis of the business and expected cash flows. The Company accrued as a cost of the acquisition and as part of goodwill approximately $17.3 million for the estimated costs of closing CAS facilities and terminating CAS employees. The estimated costs for terminating certain of the Company's employees and closing certain of the Company's facilities, totaling $5.9 million, are included in merger costs in the accompanying Consolidated Statements of Income. The Company terminated approximately 350 employees in late December 2001 and expects to close eighteen facilities during 2002. Most of the severance payments will be made during the first quarter of 2002, while the costs of closing facilities, primarily related to facility lease obligations, are expected to be paid beginning in the second quarter of 2002.

During 2000, the Company completed nine ISS acquisitions accounted for as purchases. Total cash paid is $172.7 million, subject to certain adjustments. Goodwill recorded in connection with all of these acquisitions is $102.1 million. During 2000, the Company also paid $0.6 million as additional consideration based upon the operating performance of businesses previously acquired.

During 1999, the Company completed eight ISS acquisitions accounted for as purchases. The total cash paid is $98.4 million, subject to certain adjustments. The Company also paid $1.4 million as additional consideration based upon the operating performance of businesses previously acquired. In conjunction with the Company's pooling of interests with Oshap Technologies Ltd. (Oshap), the Company also acquired the minority interests of two Oshap subsidiaries, MINT Software Technologies Ltd. and Decalog N.V. In addition to the cash paid, the Company also issued 0.8 million shares of common stock and converted unvested stock options into 0.9 million options to purchase common stock of the Company. Goodwill recorded in connection with all of these acquisitions is $64.1 million.

The results of operations of all of these acquired businesses have been included in the accompanying Consolidated Statements of Income from the date of acquisition. Pro forma combined results of operations are not presented, other than in connection with the acquisition of CAS as shown above, since the results of operations as reported in the accompanying Consolidated Statements of Income would not be materially different.

Also in connection with certain previously acquired businesses, a total of up to $38.0 million could be paid as additional consideration over the next three years contingent upon the future operating performance of those businesses. The amount paid, if any, will be recorded as additional goodwill at the time the actual performance is known and the amounts become due.

Merger Costs

During 2001, the Company recorded $7.2 million ($5.9 million after tax; $0.02 per diluted share) for merger costs. These costs include $4.0 million primarily for nondeductible investment banking, legal and accounting fees incurred in connection with a pooling-of-interests transaction and $5.9 million in connection with closing facilities and severance costs incurred in the CAS acquisition, and are offset in part by a $2.7 million break-up fee received by the Company, net of costs incurred, in connection with the Company's attempted acquisition of Bridge Information Systems Inc.

During 2000, the Company recorded $13.2 million ($8.5 million after tax; $0.03 per diluted share) for merger costs. These costs include $10.4 million ($6.3 million after tax; $0.02 per diluted share) for purchased in-process research and development in connection with the acquisitions of the Risk and Exposure Management business of GE Information Services, Inc. and Global Information Solutions Ltd. This charge, equal to approximately 8% of the total cash paid, represents, as of the date of acquisition, the value of software products still in development, but not considered to have reached technological feasibility or to have any alternative future use. The amounts allocated to purchased in-process research and development are based on independent appraisals, which include an analysis of the businesses and expected cash flows, along with the risks associated with completing the development projects and attaining the expected cash flows. The remaining merger costs, which generally are not tax deductible, consist principally of investment banking, legal, accounting and printing fees in connection with poolings of interests.

During 1999, the Company recorded $99.2 million ($71.3 million pro forma after tax; $0.27 per diluted share) for merger costs. These costs are related to acquisitions accounted for as poolings of interests and include a noncash compensation charge of $71.5 million ($45.0 million pro forma after tax; $0.17 per diluted share) related to a pre-existing employment agreement with an executive of ASC. This agreement obligated ASC to issue to the executive 25% of the shares the Company issued in the merger. The fair value of these shares and the related payroll costs have been recorded as one-time noncash costs associated with the merger. The remaining merger costs, which generally are not tax deductible, consist principally of investment banking, legal, accounting and printing fees in connection with poolings of interests.

Dispositions and Extraordinary Items

On March 31, 1999, the Company sold two wholly owned healthcare information systems (HIS) subsidiaries. Total cash received in connection with the sale of the HIS businesses is $25.0 million, resulting in an after-tax gain of $10.4 million ($0.04 per diluted share). The gain on the sale is reflected in the Consolidated Statements of Income as an extraordinary gain along with an extraordinary gain of $0.3 million (less than $0.01 per diluted share) recorded as a result of the early retirement of debt.

3. Net Income per Common Share

The computation of the number of shares used in calculating basic and diluted net income per common share for each of the years ended December 31 follows (in thousands):

	2001	2000	1999
Weighted-average common shares outstanding	276,057	264,160	253,738
Contingent shares	—	104	160
Total shares used for calculation of basic net income per common share	276,057	264,264	253,898
Employee stock options	9,055	7,140	6,468
Contingent stock options	—	—	24
Total shares used for calculation of diluted net income per common share	285,112	271,404	260,390

4. Short-term Investments

The Company has no short-term investments at December 31, 2001. During the fourth quarter of 2001, the Company realized a $1.4 million gain on the sale of short-term investments, the proceeds of which were used to fund the acquisition of CAS. Short-term investments at December 31, 2000 consist of the following (in thousands):

	cost	unrealized gains	fair value
Government obligations	$ 78,160	$ 205	$ 78,365
Corporate obligations	101,702	167	101,869
	$ 179,862	$ 372	$ 180,234

5. Property and Equipment

Property and equipment consist of the following at December 31 (in thousands):

	2001	2000
Computer and telecommunications equipment	$ 588,985	$ 385,031
Leasehold improvements	171,374	85,557
Office furniture and equipment	124,395	66,797
Buildings and improvements	84,680	26,490
Land	24,738	3,059
Construction in progress	3,830	18,914
	998,002	585,848
Accumulated depreciation and amortization	(453,464)	(377,268)
	$ 544,538	$ 208,580

6. Debt

Debt consists of the following at December 31 (in thousands):

	2001	2000
Bank Credit Agreement (effective interest rate of 3.1%)	$ 450,000	$ —
Purchase price obligations due former owners of acquired businesses	2,620	10,476
Other, primarily capital lease obligations for computer equipment and buildings	6,011	3,371
	458,631	13,847
Short-term borrowings and current portion of long-term debt	(103,157)	(5,908)
Long-term debt	$ 355,474	$ 7,939

In connection with the acquisition of CAS, the Company borrowed $450.0 million under an unsecured interim credit facility. On January 25, 2002, the Company replaced the interim facility with an unsecured credit agreement (Credit Agreement) that provides for up to $500.0 million of borrowings. The Credit Agreement consists of a $150.0 million short-term facility that expires in January 2003 and a $175.0 million revolving facility and $175.0 million term loan that both expire in January 2005. The Company can periodically designate borrowings as base-rate borrowings or LIBOR borrowings. Base-rate borrowings bear interest generally at the prime rate plus a margin (currently prime), while LIBOR borrowings bear interest at a rate equal to LIBOR plus a margin (currently LIBOR plus 1%), depending upon the Company's corporate credit rating at the time of the borrowing. Interest rates on base-rate borrowings reset daily, while LIBOR borrowings can be fixed for one-, two-, three- or six-month periods at the Company's option (2.9% at January 25, 2002 with an effective interest rate of 3.4%). In order to remain eligible to borrow under the Credit Agreement, the Company must, among other requirements, maintain a minimum net worth of $825.0 million, an interest coverage ratio of at least four to one, and limit its total debt to no more than two and one-half times the Company's earnings before interest, taxes, depreciation and amortization. At December 31, 2001, there were outstanding borrowings of $450.0 million, of which $100.0 million was repaid during the first quarter of 2002.

Annual maturities of long-term debt during the next five years are as follows (in thousands):

2002	$ 103,157
2003	4,133
2004	148
2005	350,149
2006	158
Thereafter	886

7. Stock Option and Award Plans

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan, a maximum of 8.0 million shares of common stock may be issued to employees, who may purchase a limited number of shares of common stock each quarter through payroll deductions. The purchase price is equal to 85% of the lower of the closing price of the Company's common stock on the first business day or the last business day of each calendar quarter. During 2001, 2000 and 1999, employees purchased 1.0 million, 1.2 million and 1.1 million shares, respectively, at average purchase prices of $19.27, $13.13 and $12.56 per share, respectively. At December 31, 2001, 7.5 million shares of common stock were reserved for issuance under this plan.

Equity Incentive Plans

Under the Company's Equity Incentive Plans, awards or options to purchase shares of common stock may be granted to key employees of the Company. Options may be either incentive stock options or nonqualified stock options, and the option price generally must be at least equal to the fair value of the Company's common stock on the date of award or grant. Generally, options are granted for a ten-year term and are subject to a four- or five-year vesting schedule. The number of shares available under the 1998 Equity Incentive Plan will increase each year by the number of option shares exercised during the previous year under all of the Company's equity plans, subject to a maximum increase of 2% of outstanding shares as of the end of the previous year.

During 2001, 2000 and 1999, performance accelerated stock options (PASOs) were awarded for an aggregate of 3.5 million, 3.2 million and 2.6 million shares, respectively. PASOs are nonqualified options that are granted annually near the beginning of a three-year performance period at an exercise price equal to the fair value of the Company's common stock on the date of grant, with a term of ten years beginning on the date of grant. Shares vest under PASOs nine and one-half years after the date of grant, except that vesting may be fully or partially accelerated at the end of the third year if certain financial performance goals are met over the three-year period. During 2001, vesting for approximately 0.8 million PASO awards (out of a total of approximately 1.4 million PASO awards) was accelerated based on meeting performance goals for the three-year period ending December 31, 2000.

Before 1998, long-term incentive plan awards (LTIP awards) were granted for future options. The actual number of shares and the exercise price per share were contingent upon achieving certain operating results over a three-year period. There have been no LTIP awards granted since 1997.

The table below summarizes transactions under these equity incentive plans, as adjusted for the June 2001 two-for-one common stock split:

	shares (in thousands)			
	available	under option	under LTIP award	weighted-average price
Balances at December 31, 1998	3,564	21,396	1,764	$ 8.59
Poolings of interests	—	708	—	5.76
Authorized	3,796	—	—	—
LTIP maturity	208	724	(932)	4.62
Expired	(1,118)	—	—	—
Canceled	2,564	(2,564)	—	14.06
Granted	(8,888)	8,888	—	15.71
Exercised	—	(6,212)	—	4.42
Balances at December 31, 1999	126	22,940	832	11.66
Pooling of interests	—	578	—	2.89
Authorized	18,140	—	—	—
LTIP maturity	202	630	(832)	4.77
Expired	(392)	—	—	—
Canceled	4,096	(4,096)	—	14.87
Granted	(14,152)	14,152	—	17.34
Exercised	—	(4,624)	—	6.43
Balances at December 31, 2000	8,020	29,580	—	14.43
Pooling of interests	—	1,268	—	9.27
Authorized	4,624	—	—	—
Expired	(97)	—	—	—
Canceled	2,188	(2,188)	—	18.11
Granted	(10,810)	10,810	—	27.69
Exercised	—	(4,659)	—	8.97
Balances at December 31, 2001	3,925	34,811	—	18.86

The following table summarizes information concerning outstanding and exercisable options (in thousands) at December 31, 2001:

	options outstanding			options exercisable	
		weighted average			
range of exercise prices	number of options	remaining life (years)	exercise price	number of options	weighted-average exercise price
$0.50 to $10.00	3,853	4.6	$ 6.76	3,221	$ 6.48
$10.01 to $15.00	3,810	7.1	12.07	1,616	11.67
$15.01 to $20.00	15,169	7.8	17.06	3,019	17.13
$20.01 to $25.00	3,116	9.3	23.97	225	23.66
over $25.00	8,863	9.3	28.31	—	—

At December 31, 2001, 46.3 million shares of common stock were reserved for issuance under all of the Company's equity incentive and stock purchase plans, including 0.1 million shares under the restricted stock award plan.

Restricted Stock Award Plan

The Company's Restricted Stock Award Plan for Outside Directors (RSAP) provides for awards of restricted shares of the Company's common stock to the Company's outside directors. Before 2000, each outside director automatically received an initial award of 40,000 shares of the Company's common stock upon election to the Company's board of directors and, upon re-election as an outside director every fifth year thereafter, automatically received another 40,000 shares. Beginning in 2001, shares awarded to each outside director are equal to the number of shares with a fair market value of $0.5 million at the date of grant. Shares awarded under the RSAP are subject to certain transfer and forfeiture restrictions that lapse over a five-year vesting period. RSAP awards for 125,700 and 40,000 shares were granted during 2001 and 1999, at fair values of $27.42 and $15.78 per share, respectively. There were no awards granted during 2000.

Unearned compensation expense related to the RSAP is reported as a reduction of stockholders' equity in the accompanying consolidated financial statements, and compensation expense is recorded ratably over the five-year period during which the shares are subject to transfer and forfeiture restrictions based on the market value on the award date less the par value of the shares awarded. Compensation expense related to this plan aggregated $0.8 million in 2001 and $0.6 million in both 2000 and 1999.

Pro Forma Information

The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," in accounting for its stock option and award plans. Accordingly, compensation expense has been recorded for its RSAP awards and no expense has been recorded for its other stock-based plans. Statement of Financial Accounting Standards Number 123, "Accounting for Stock-Based Compensation" (SFAS 123), changes the method for recognition of cost of stock option and award plans. Adoption of the cost recognition requirements under SFAS 123 is optional; however, pro forma information is presented in the following paragraph.

Had compensation cost for the Company's stock option and award plans been determined based upon the fair value at the date of grant or award, as prescribed under SFAS 123, the Company's net income would have been reduced by approximately $35.4 million, $22.7 million and $15.7 million ($0.12, $0.08 and $0.06 per diluted share, respectively) in 2001, 2000 and 1999, respectively. The fair value of the options granted during 2001, 2000 and 1999 is estimated to be $15.47, $10.23 and $7.81 per share, respectively, on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility of 48%, 54% and 51% in 2001, 2000 and 1999, respectively; expected term of six years; risk-free interest rate of 4.7%, 5.0% and 6.6% in 2001, 2000 and 1999, respectively; and no dividend yield. The effects of applying SFAS 123 in this pro forma disclosure are not necessarily indicative of the impact on future years since the Company anticipates that additional options and awards will be made in future years.

8. Savings Plans

The Company and its subsidiaries maintain savings plans that cover substantially all employees. These plans generally provide that the Company will match employee contributions with cash of up to 4% of employee compensation, subject to certain limitations. Total expense under these plans aggregated $17.6 million, $15.3 million and $13.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Income Taxes

The provision for income taxes for each of the years ended December 31 consist of the following (in thousands):

	2001	2000	1999
Current:			
Federal	$130,192	$ 96,079	$ 90,836
State	33,045	26,267	24,756
Foreign	12,725	11,156	12,565
	175,962	133,502	128,157
Deferred:			
Federal	(7,308)	9,002	(3,847)
State	(1,467)	1,230	(638)
Foreign	(2,770)	60	(270)
	(11,545)	10,292	(4,755)
	$164,417	$143,794	$123,402

Differences between income tax expense at the U.S. federal statutory income tax rate and the Company's effective income tax rate for each of the years ended December 31 are as follows (in thousands):

	2001	2000	1999
Tax at federal statutory rate	$143,665	$124,868	$ 72,527
State income taxes, net of federal benefit	21,819	17,665	16,091
Nondeductible merger costs	1,410	560	34,714
Nondeductible intangible amortization	4,287	3,181	2,637
Tax-exempt interest income	(1,448)	(856)	(438)
Foreign taxes	(4,233)	(5,709)	(5,017)
Net operating losses	(1,624)	3,525	1,635
Other, net	541	560	1,253
	$164,417	$143,794	$123,402
Effective income tax rate	40.1%	40.3%	59.6%

Deferred income taxes are recorded based upon differences between financial statement and tax bases of assets and liabilities. The following deferred income taxes were recorded at December 31 (in thousands):

	2001	2000
Current:		
Trade receivables	$ 13,595	$ 6,647
Accrued compensation and benefits	10,261	7,386
Unrealized loss on investment	4,162	—
Other accrued expenses	17,202	2,256
Deferred revenues and acquisition-related items	1,651	670
Total current deferred income tax asset	$ 46,871	$ 16,959
Long-term:		
Trade receivables	$ —	$ (847)
Property and equipment	17,803	16,545
Intangible assets	106,018	100,580
Net operating loss carry-forwards	7,571	9,794
Long-term incentive plan	2,217	4,449
Purchased in-process research and development and other acquisition-related items	16,380	18,003
Unrealized loss on investment in common stock	—	2,434
Total long-term deferred income tax asset	149,989	150,958
Valuation allowance	(7,571)	(9,794)
Net long-term deferred income tax asset	$142,418	$141,164

A valuation allowance for deferred income tax assets associated with net operating loss carry-forwards has been established since the Company currently believes it is more likely than not that the deferred income tax assets will not be realized. Tax loss carry-forwards of North American subsidiaries, totaling $13.7 million, expire between 2002 and 2021. Tax loss carry-forwards of Israeli subsidiaries, totaling $13.4 million, are unlimited in duration and are linked to the Israeli consumer price index. The remaining tax loss carry-forwards of certain European and Asian subsidiaries total $8.5 million and have various expiration dates beginning in 2003.

10. Stockholder Rights Plan

Under the Company's Stockholder Rights Plan, all stockholders of record as of July 20, 2000 received rights to purchase shares of Series A Junior Participating Preferred Stock (Preferred Stock). Each right will detach from the common stock and trade separately should any person or group acquire beneficial ownership of 15% or more of the Company's common stock or announce a tender offer for 15% or more of the Company's common stock. If a person or group acquires beneficial ownership of 15% or more of the Company's common stock (Acquiring Person), all rights except for those held by the Acquiring Person become rights to purchase a fraction of one share of Preferred Stock for $175, or a specified number of shares of the Company's common stock at a 50% market discount, subject to adjustment by the Company's board of directors. If the Company merges, consolidates or engages in a similar transaction with an Acquiring Person, each holder has a "flip over" right to buy discounted stock in the acquiring entity.

These rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by stockholders of record as of the close of business on July 20, 2000. Until the occurrence of certain events, the rights are represented by and traded in tandem with common stock and cannot be separately traded. Under certain circumstances, each right is redeemable at a nominal price. Further, upon the occurrence of certain events, the Company's board of directors has the option to exchange shares of common stock for the rights. The rights expire on July 20, 2010. The rights have no voting rights.

The Company's board of directors may amend or terminate the Stockholder Rights Plan at any time or redeem the rights prior to the time a person acquires more than 15% of the Company's common stock.

11. Common Stock Split

On May 11, 2001, the Company's board of directors authorized a two-for-one stock split of the Company's common stock. Stockholders of record as of the close of business on May 25, 2001 received one additional share of SunGard stock for every share held on that date. The effective date for the stock split was June 18, 2001. The number of shares used for purposes of calculating net income per common share and all per-share data prior to June 18, 2001 have been adjusted to reflect the stock split.

12. Operating Segments and Geographic Information

The Company's three operating segments consist of an investment support systems (ISS) business, an availability services (SAS) business, and a third segment referred to as Other Businesses. The Company's operating segments are groups of businesses that offer similar products and services. The segments are managed separately since each business requires different technology and marketing strategies. Effective January 1, 2002, a re-alignment of management responsibilities caused a change in segment reporting. A group of businesses that provide general ledger and administration software systems and services to the public sector, including state and local governments, colleges, universities and school districts, which previously was reported as a part of the ISS segment, is now included in other businesses. This change in segment reporting has been reflected for all periods presented.

ISS designs, markets and maintains a comprehensive set of proprietary software applications that are delivered to customers on license and application-service-provider bases. The fundamental purpose of these systems is to automate the complex transaction processing associated with investment operations. SAS provides customers with business continuity services and high-availability infrastructure, enabling customers to have around-the-clock access to business-critical information. SAS also provides Web-hosting and co-location services, as well as outsourcing and remote-access computer services. Other businesses consist of a group of businesses that provide general ledger and administration software systems to the public sector, work-flow management systems to healthcare insurance organizations and an automated mailing service.

The Company's revenues by customer location for each of the years ended December 31 follow (in thousands):

	2001	2000	1999
United States	$1,547,479	$1,313,228	$1,147,521
International:			
Europe	266,288	228,574	199,661
Asia/Pacific	60,178	71,137	51,591
Canada	34,383	31,145	20,970
Other	20,345	16,624	24,758
	381,194	347,480	296,980
	$1,928,673	$1,660,708	$1,444,501

13. Commitments and Contingencies

Commitments

The Company leases a substantial portion of its computer equipment and facilities under operating leases. Future minimum rentals under operating leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 2001 follow (in thousands):

2002	$ 91,028
2003	71,985
2004	52,463
2005	41,587
2006	34,161
Thereafter	104,795
	$396,019

Rent expense aggregated $104.0 million, $88.7 million and $87.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, the Company has outstanding letters of credit and performance bonds of $23.6 million, issued primarily as security for performance under certain customer contracts.

Contingencies

The Company is presently a party to certain lawsuits arising in the ordinary course of its business. In the opinion of management, none of its current legal proceedings will be material to its business or financial condition.

In connection with certain previously acquired businesses, a total of up to $38.0 million could be paid as additional consideration over the next three years, contingent upon the future operating performance of those businesses (see Note 2).

The 2001, 2000 and 1999 operating results and certain asset information for each operating segment follow (in thousands):

2001	ISS	SAS	Other Businesses	total operating segments	corporate and other items	consolidated total
Revenues	$1,298,805	$521,313	$108,555	$1,928,673	$ —	$1,928,673
Depreciation and amortization	100,507	65,027	9,609	175,143	689	175,832
Operating income	272,654	147,533	20,377	440,564	(41,354)(1)	399,210
Goodwill	258,324	330,326	32,815	621,465	—	621,465
Total assets	1,176,690	521,113	75,919	1,773,722	1,124,436(2)	2,898,158
Cash paid for property and equipment	37,351	62,833	1,633	101,817	286	102,103
2000						
Revenues	$1,154,088	$410,834	$ 95,786	$1,660,708	$ —	$1,660,708
Depreciation and amortization	84,380	51,337	9,702	145,419	643	146,062
Operating income	238,035	117,744	15,618	371,397	(36,135)(1)	335,262
Goodwill	256,777	8,569	31,518	296,864	—	296,864
Total assets	1,042,330	248,887	62,385	1,353,602	491,583(2)	1,845,185
Cash paid for property and equipment	37,284	59,789	1,449	98,522	359	98,881
1999						
Revenues	$ 991,071	$357,937	$ 95,493	$1,444,501	$ —	$1,444,501
Depreciation and amortization	66,619	47,347	7,460	121,426	619	122,045
Operating income	183,497	94,371	11,351	289,219	(113,304)(1)	175,915
Extraordinary items, net of income taxes	299	—	10,371	10,670	—	10,670
Goodwill	171,343	9,126	31,322	211,791	—	211,791
Total assets	919,166	240,304	59,336	1,218,806	345,956(2)	1,564,762
Cash paid for property and equipment	37,919	54,760	2,831	95,510	319	95,829

(1) Includes corporate administrative expenses and merger costs.

(2) The Company does not allocate deferred income taxes. Amount is net of investments in subsidiaries, which are eliminated in consolidation.

Report of Independent Accountants

To The Board of Directors and Stockholders of SunGard Data Systems Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of SunGard Data Systems Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 11, 2002

Board of Directors

Gregory S. Bentley
Chief Executive Officer
Bentley Systems, Incorporated

Michael C. Brooks
General Partner
Venrock Associates

Cristóbal Conde
President, Chief Operating Officer

Ramon de Oliveira
Managing Partner
Logan Pass Partners, LLC

Henry C. Duques
Chairman
First Data Corporation

Albert A. Eisenstat
Private Investor,
Former Senior Executive
Apple Computer, Inc.

Bernard Goldstein
Director
Broadview International LLC

Till Guldimann*
Vice Chairman

James L. Mann
Chairman of the Board, Chief Executive Officer

Michael Roth*
Of Counsel
Rosenman & Colin LLP

Malcolm I. Ruddock
Former Treasurer
Sunoco, Inc.

Lawrence J. Schoenberg*
Director of Public Companies,
Former Chairman
AGS Computers, Inc.

Executive Officers

Andrew P. Bronstein
Vice President and Controller

Cristóbal Conde
President, Chief Operating Officer

Robert Greifeld
Executive Vice President

Lawrence A. Gross
Senior Vice President – Legal, General Counsel

Till Guldimann
Vice Chairman

Paul C. Jeffers
Vice President – Human Resources

James L. Mann
Chairman of the Board, Chief Executive Officer

Michael K. Muratore
Executive Vice President

David E. Robinson
Executive Vice President

Michael J. Ruane
Senior Vice President – Finance, Chief Financial Officer

Richard C. Tarbox
Senior Vice President – Corporate Development

* Messrs. Guldimann, Roth and Schoenberg will not stand for re-election at the 2002 annual meeting.

Transfer Agent and Registrar

For information relating to stock certificates, change of address or transfer of ownership, please contact:

Wells Fargo Bank Minnesota, N.A.
161 N. Concord Exchange
South St. Paul, Minnesota 55075
(800) 468-9716

Stock Listing and Symbol

SunGard Data Systems Inc. is a public company traded on the New York Stock Exchange. The trading symbol for the Company's Common Stock is SDS.

SunGard has not paid cash dividends on its common stock, and the present policy of the Company is to retain earnings for use in its business.

Independent Accountants

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, Pennsylvania 19103

Legal Counsel

Blank Rome Comisky & McCauley LLP
One Logan Square
Philadelphia, Pennsylvania 19103

2002 Annual Meeting

The 2002 Annual Meeting of Stockholders of SunGard will be held at:

The Four Seasons Hotel
One Logan Square
Philadelphia, Pennsylvania 19103
May 10, 2002
9:00 am

Financial Information

Investors, analysts, media and others may obtain a copy of the Company's Annual Report on Form 10-K for 2001 or an Investor Package by writing or phoning:

SunGard Investor Relations
1285 Drummers Lane
Wayne, Pennsylvania 19087
(610) 341-8111

SunGard financial and corporate information and press releases are available through the Internet at www. sungard.com.

Produced by Thinkframe / Philadelphia

1285 Drummers Lane / Wayne, Pennsylvania 19087 / (610) 341-8700 / www.sungard.com

SUNGARD®